SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1*)

                          Southern Union Company
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 per Share
                      (Title of Class of Securities)

                                 844028100
                              (Cusip Number)

                             W. Robert Cotham
                        201 Main Street, Suite 2600
                          Fort Worth, Texas 76102
                              (817) 390-8400
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 30, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,815,364 shares, which constitutes approximately 10.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 17,123,331 shares outstanding.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 932,593 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 932,593 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     932,593 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 5.4%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 932,593 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 932,593 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     932,593 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 5.4%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

1.   Name of Reporting Person:

     The Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 40,869 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 40,869 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     40,869 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Perry R. Bass.

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 40,869 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 40,869 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     40,869 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: IN

----------
(1)  Solely in his capacity as President of The Bass Foundation.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 761,680 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 761,680 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     761,680 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.4%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as President of the Lee and Ramona Bass Foundation with respect to 40,869 shares.

1.   Name of Reporting Person:

     Lee and Ramona Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 40,869 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 40,869 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     40,869 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Lee M. Bass.

1.   Name of Reporting Person:

     Bass Enterprises Production Co.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 80,222 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 80,222 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     80,222 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 0.5%


14.  Type of Reporting Person: CO

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 6, 1990, (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share, of Southern Union Company. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing includes a composite of all paper filings to date made by the Reporting Persons (as hereinafter defined) on Schedule 13D with respect to such securities.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, par value $1.00 per share (the "Stock"), of Southern Union Company (the "Issuer"). The principal executive offices of the Issuer are located at 504 Lavaca Street, Eighth Floor, Austin, Texas 78701.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of the Sid R. Bass Management Trust ("SRBMT"), Sid R. Bass ("SRB"), The Bass Foundation ("BF"), Perry R. Bass ("PRB"), Lee M. Bass ("LMB"), Lee and Ramona Bass Foundation ("LRBF"), and Bass Enterprises Production Co. (successor by merger to Bass Hawaii, Inc.), a Texas corporation ("BEPCO"). SRBMT, SRB, BF, PRB, LMB, LRBF, and BEPCO are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, SRB and LMB, the Trustees of SRBMT, is set forth below.

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his principal occupation or employment is serving as the President of Perry R. Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation. PRB, Inc.'s principal businesses are the ownership of oil and gas properties, ranching, investing in marketable securities and real estate investment. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     SRB

     SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment is serving as the President of Sid R. Bass, Inc. ("SRB, Inc.").

     SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ["BEPCO"]), the ownership and operation of gas processing plants and carbon black plants (through Sid Richardson Carbon Gasoline Co. ["Carbon Co."]), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     BF

     BF is a Texas non-profit corporation. BF's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. The names, business addresses and principal occupations of each of the directors and executive officers of BF, each of whom is a United States citizen, are set forth below:

Name/Address                  Position            Principal Occupation

Perry R. Bass                 Director and        See above.
                                President

Nancy L. Bass                 Director and        Not presently
45 Westover Road                Vice President      employed.
Fort Worth, Texas 76107
(residence)

Edward M. Bass                Director and        President of Thru
201 Main St., Suite 3200        Vice President      Line Inc.
Fort Worth, Texas 76102

Lee M. Bass                   Director and        See below.
                                Vice President

     Thru Line Inc. ("TLI") is a Texas corporation. TLI's principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of TLI, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB

     LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as the president of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LRBF

     LRBF is a Texas non-profit corporation. The address of LRBF is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. The names, business addresses and principal occupations of each of the directors and executive officers of LRBF, each of whom is a United States citizen, are set forth below:

Name/Address                  Position            Principal Occupation

Lee M. Bass                   Director and        See above.
                                President

Ramona S. Bass                Director and        Not presently
820 Rivercrest Road             Vice President      employed.
Fort Worth, Texas 76107
(residence)

William P. Hallman, Jr.       Director and        Practice of law as a
201 Main St., Suite 2500        Secretary           Director and Share-
Fort Worth, Texas 76102                             holder of Kelly,
                                                    Hart & Hallman, P.C.
                                                    ("KHH")

     KHH

     KHH is a Texas professional corporation. The principal business address of KHH is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

     BEPCO

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. The names, business addresses and principal occupations of each of the directors and executive officers of BEPCO, each of whom is a United States citizen, are set forth below:

Name/Address                  Position            Principal Occupation

Sid R. Bass                   Chairman            See above.

William H. Medary             President           President of BEPCO
201 Main Street, Suite 2700
Fort Worth, Texas 76102

W. Robert Cotham              Vice President,     Vice President-Controller
201 Main Street, Suite 2700   Controller            of BEPCO
Fort Worth, Texas 76102       and Secretary

Peter Sterling                Vice President      Vice President - Finance
201 Main St., Suite 2700                            of each of Sid R. Bass,
Fort Worth, Texas 76102                             Inc. and Lee M. Bass, Inc.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All shares of the Stock reported herein were acquired by the Reporting Persons pursuant to the Amended and Restated Cash Merger Agreement ("Merger Agreement") among the Issuer, Metro Mobile CTS, Inc. ("Metro Mobile") and SU Acquisition, Inc. ("Newco") dated 10, 1989, or were acquired as stock dividends paid on the shares acquired pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Metro Mobile declared a dividend on its Class A common stock and Class B common stock payable in the amount of one share of Newco common stock for every four shares of any combination of Class A and/or Class B common stock. Subsequent to this distribution, Newco was merged into the Issuer and the Newco common stock previously distributed to the shareholders of Metro Mobile was converted into an equal number of shares of the stock.

     Metro Mobile CTS, in which SRBMT and LMB are limited partners and in which BEPCO is a general partner, owns shares of the Class A and Class B common stock of Metro Mobile. Immediately prior to the merger of Newco into the Issuer, Metro Mobile CTS distributed to its partners the shares of the Newco common stock it had acquired as a dividend from Metro Mobile. Thus, SRBMT, LMB and BEPCO received shares of the Stock from the conversion of Newco common stock into shares of the Stock pursuant to the merger of Newco into the Issuer.

     The Reporting Persons have not expended any funds or other consideration to acquire the shares of Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may in the future have discussions with management, other shareholders of the Issuer and other persons regarding long-term shareholder value.

     Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)

     SRBMT

     The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 932,593, which constitutes approximately 5.4% of the outstanding shares of the Stock.

     SRB

     Because of his positions as a trustee of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 932,593 shares of the Stock, which constitutes approximately 5.4% of the outstanding shares of the Stock.

     BF

     The aggregate number of shares of the Stock that BF owns beneficially, pursuant to Rule 13d-3 of the Act, is 40,869, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     PRB

     Because of his position as President of The Bass Foundation, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 40,869 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 761,680, which constitutes approximately 4.4% of the outstanding shares of the Stock.

     LRBF

     The aggregate number of shares of the Stock that LRBF owns beneficially, pursuant to Rule 13d-3 of the Act, is 40,869, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     BEPCO

     The aggregate number of shares of the Stock that BEPCO owns beneficially, pursuant to Rule 13d-3 of the Act, is 80,222, which constitutes approximately 0.5% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     SRBMT

     Acting through one of its Trustees, SRBMT has the sole power to vote or to direct the vote or to direct the vote and to dispose or to direct the disposition of 932,593 shares of the Stock.

     SRB

     Acting in his capacity as a Trustee of SRBMT, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 932,593 shares of the Stock.

     BF

     BF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 40,869 shares of the Stock.

     PRB

     Acting in his capacity as President of BF, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 40,869 shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 761,680 shares of the Stock.

     LRBF

     LRBF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 40,869 shares of the Stock.

     BEPCO

     BEPCO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 80,222 shares of the Stock.

     (c) The Reporting Persons received shares of the Stock on December 10, 1997, pursuant to the Issuer's declaration of a Stock dividend payable on that date, as follows:

          Reporting Person         No. of Shares

          SRBMT                      44,409
          LMB                        44,409
          BEPCO                       3,820

     On December 30, 1997, LMB gifted an aggregate of 211,782 shares of the Stock to various institutions, including 40,869 shares to each of BF and LRBF.

     Except as set forth in Item 5(c) herein, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past sixty(60) days.

     (d) No persons other than the Reporting Persons have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock owned by them.

     (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 --     Agreement and Power of Attorney pursuant to Rule
13d-1(f)(1)(iii) filed herewith.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    January 8, 1998



                              By: /s/ W. R. Cotham
                              W. R. Cotham,
                              Attorney-in-Fact for:
                              SID R. BASS MANAGEMENT TRUST (1)
                              SID R. BASS (2)
                              PERRY R. BASS (3)
                              LEE M. BASS (4)


                              THE BASS FOUNDATION


                              By: /s/ William P. Hallman, Jr.
                              William P. Hallman, Jr., Secretary


                              LEE AND RAMONA BASS FOUNDATION


                              By: /s/ William P. Hallman, Jr.
                              William P. Hallman, Jr., Secretary


                              BASS ENTERPRISES PRODUCTION CO.



                              By:  /s/ W. R. Cotham
                              W. R. Cotham, Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of the Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1             Agreement and Power of Attorney pursuant to
                    Rule 13d-1(f)(1)(iii), filed herewith